UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-14195

(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q

☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________

PART I — REGISTRANT INFORMATION

Full Name of Registrant: American Tower Corporation

Former Name if Applicable: Not applicable

Address of Principal Executive Office (Street and Number): 116 Huntington Avenue

City, State and Zip Code: Boston, Massachusetts 02116

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Tower Corporation (the “Company”) will delay the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 in order to allow the Company additional time to finalize the impact of the review of its historical stock option granting practices on its financial statements. The Company does not currently expect that it will be able to file its Quarterly Report on Form 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 as soon as practicable once conclusions are reached regarding such impact.

As previously announced on May 19, 2006, the Company’s Board of Directors appointed a special committee of independent directors to conduct a review of the Company’s historical stock option granting practices and related accounting. The special committee is being assisted by independent legal counsel and forensic auditors. On July 28, 2006, the Company announced that the special committee had reached a preliminary conclusion that the actual measurement dates for financial accounting purposes of certain stock option grants likely differ from the recorded grant dates of such awards and that, as a result, the Company may need to record additional charges for stock-based compensation expense relating to these option grants. On September 19, 2006, the

Company announced that based on facts ascertained by the special committee, the Company determined that it would need to restate its previously issued financial statements.

On November 6, 2006, the special committee reported to the Company’s Board of Directors regarding its findings. The Company included a summary of the special committee’s key findings in its press release dated November 8, 2006, which has been furnished to the Commission on Form 8-K. As discussed in the press release, now that the special committee has reported on its findings, the Company is working to finalize the impact of these findings on the Company’s financial statements and related disclosure to complete its restatement, including the aggregate amount of additional charges for stock-based compensation expense, the amount of such expense to be recorded in any specific prior period or in any future period, and any related tax consequences. Accordingly, the Company will not be able to timely file its Quarterly Report on Form 10-Q for September 30, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley E. Singer,

Chief Financial Officer and Treasurer                                         (617) 375-7500

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, as a result of the stock option review discussed above. The Company expects that once it is able to finalize the impact of the review on its financial statements, it will file an amended Annual Report on Form 10-K/A for the year ended December 31, 2005 and an amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2006 to reflect the restatement of its financial statements, concurrently with the Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* The Company has not checked either box because, as set forth above, the impact of the Company’s review of its historical stock option granting practices on the Company’s financial statements has not yet been finalized.

American Tower Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2006	By:	/S/ BRADLEY E. SINGER
Bradley E. Singer Chief Financial Officer and Treasurer